Filed by Inseego Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c)

under the Securities Exchange Act of 1934

Subject Company: Novatel Wireless, Inc.

Commission File No. 000-31659

Commission File No. for Registration Statement

on Form S-4 filed by Inseego Corp: 333-214966

INSEEGO CORP. (INSG)

ANNOUNCES MANAGEMENT PRESENTATION

TO BE HELD IN CONNECTION WITH

EXCHANGE OFFER AND CONSENT SOLICITATION FOR CONVERTIBLE NOTES

SAN DIEGO—December 12, 2016—Inseego Corp. (successor issuer to Novatel Wireless, Inc.) (Nasdaq: INSG), a leading global provider of solutions for the Internet of Things (IOT), including software-as-a-service (SaaS), announced today that in connection with the exchange offer and consent solicitation that began on December 7, 2016, it will host a Management Presentation via conference call for all holders of 5.50% Convertible Senior Notes due 2020 issued by Novatel Wireless, Inc. (the “Novatel Wireless Notes”) at 1:00 p.m. ET on December 12, 2016.

For parties in the United States, call toll free 1-800-658-7107 to access the conference call. International parties can access the call at +1-303-223-2699. The written materials used in the presentation will be filed with the SEC and can also be accessed at www.netroadshow.com using the passcode INSG3166.

Jefferies LLC is acting as dealer manager for the exchange offer and consent solicitation and D.F. King & Co., Inc. is acting as exchange agent and information agent for the exchange offer and consent solicitation.

This press release does not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities, nor shall there be any offer, sale or exchange of the 5.50% Convertible Senior Notes due 2022 to be issued by Inseego Corp. (the “Inseego Notes”) for Novatel Wireless Notes pursuant to the exchange offer and consent solicitation in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the laws of such jurisdiction.

About Inseego Corp.

Inseego Corp. (Nasdaq: INSG) is a leading global provider of software-as-a-service (SaaS) and solutions for the Internet of Things (IoT). The Company sells its telematics solutions under the Ctrack brand, including its fleet management, asset tracking and monitoring, stolen vehicle recovery, and usage-based insurance platforms. Inseego Corp. also sells business connectivity solutions and device management services through Novatel Wireless, Inc. and Feeney Wireless (FW). Inseego Corp. has over 30 years of experience providing customers with secure and insightful solutions and analytics, with approximately 590,000 global subscribers, including 182,000 fleet management subscribers. The Company is headquartered in San Diego, California. www.inseego.com Twitter @inseego

Where You Can Find Additional Information

As noted above, further details regarding the terms and conditions of the exchange offer and consent solicitation, including descriptions of the Inseego Notes and the material differences between the Inseego Notes and the Novatel Wireless Notes, can be found in the registration statement that has been filed with the SEC but has not yet become effective, and in a tender offer statement on Schedule TO that has been filed with the SEC. The securities subject to the registration statement may not be issued and sold prior to the time the registration statement becomes effective. ANY INVESTOR HOLDING NOVATEL WIRELESS NOTES IS URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE ISSUER AND THE OFFERING.

The registration statement, the tender offer statement and other related documents, when filed, can be obtained for free from the SEC’s website at www.sec.gov. Documents are also available for free upon oral request made to Inseego Corp. at (858) 812-3400 or written request made to Inseego Corp., Attention: Corporate Secretary, 9605 Scranton Road, Suite 300, San Diego, CA 92121, and from the Company’s website at www.inseego.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release may constitute forward-looking statements. These forward-looking statements relate to a variety of matters, including, without limitation, statements regarding Inseego Corp.’s ability to successfully complete the exchange offer and consent solicitation. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Inseego Corp. and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and Inseego Corp. undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise, except as may be required by law. These forward-looking statements also involve many risks and uncertainties that may cause actual results to differ materially from what may be expressed or implied in these forward-looking statements. For a further discussion of risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Inseego Corp. in general, see the risk disclosures in our Annual Report on Form 10-K for the year ended December 31, 2015, and in other subsequent filings made with the SEC by Novatel Wireless, Inc. and Inseego Corp. (available at www.sec.gov).

Contacts

Inseego Corp. Media Relations Contact:

Diana Hoogbruin, 858-812-0659

dhoogbruin@nvtl.com

or

Investor Relations Contact:

Michael Sklansky, 858-431-0792

msklansky@nvtl.com